CV

Adam Jackson Chatterton
[redacted]

[redacted]



Professional Profile

International founder, operator and business builder with experience across fintech, consumer products, aviation, anti-poaching technology, hospitality and international business. Built and managed ventures across Switzerland, the United States, South Africa and East Africa, with repeated exposure to complex stakeholder environments, operational execution and senior-level communication.

Strong COO/business management profile with hands-on experience in strategic planning, senior management presentations, investor materials, financial planning support, cross-functional coordination, operational management, process improvement and governance-aware execution.

Brings direct exposure to Swiss and Liechtenstein financial-services-adjacent environments through GEEGEE AG, including stablecoin concepts, digital banking pathways, regulatory discussions, banking licence considerations and engagement with senior advisors, regulators and fintech infrastructure providers. Now seeking to bring international founder/operator experience into a full-time business management role within financial services.

Core Skills

- Business Management
- COO Support
- Strategic Initiatives
- Executive Presentations
- Senior Management Reporting
- Stakeholder Management
- Cross-Functional Coordination
- Project Coordination

• Operations Management
• Process Improvement
• Corporate Governance
• Compliance Awareness
• Cost Control
• Business Reporting
• Microsoft PowerPoint
• Microsoft Excel
• Fintech & Digital Banking
• Risk Management

Professional Experience

Founder & CEO

Big D Energy Drink LLC
Wyoming, USA / Zurich, Switzerland
February 2024 - Present

Founder and CEO of a U.S. consumer brand, currently overseeing the business at founder/shareholder level while preparing for a potential full-time transition into business management within financial services. Responsible for strategic planning, fundraising materials, operational execution, partner coordination and cross-functional management across sales, logistics, marketing, finance, e-commerce, retail and external advisory functions.

• Prepared investor presentations, business plans, operational forecasts and financial planning materials for advisors, partners and prospective investors.
• Coordinated activity across sales, logistics, marketing, finance, legal, fulfilment, e-commerce, retail distribution and external advisory functions.
• Managed supplier, distributor, warehouse, agency, partner and investor-facing communication across multiple time zones.
• Built internal structures, SOPs, reporting processes and decision materials to support commercial growth, operational control and strategic execution.

Founder / Strategic Lead

GEEGEE AG
Switzerland / International
2019 - 2023 active operating period

The company remains a going concern for potential future projects, but is not currently operational and requires no day-to-day involvement.

Founded and led a Swiss fintech/blockchain venture exploring digital payment infrastructure, creator monetisation, stablecoin concepts and regulated digital banking pathways. Engaged with financial-services stakeholders, advisors, regulators and stablecoin providers in Switzerland, Liechtenstein and other jurisdictions while assessing commercial, operational and regulatory pathways for digital banking and blockchain-based payment infrastructure.

• Explored stablecoin structures, digital banking licence pathways and regulatory considerations in Switzerland and Liechtenstein.
• Engaged with senior financial-services and advisory stakeholders, including conversations connected to PwC Switzerland, FINMA-related regulatory topics and stablecoin infrastructure providers.
• Coordinated external developers, advisors, technical partners and prospective institutional stakeholders across multiple jurisdictions.
• Translated complex fintech, regulatory and commercial topics into clear strategic narratives, presentations and decision-making materials.

Founder / Director

DroneTech Africa Limited
Tanzania / South Africa
June 2015 - August 2019

Founded and led a drone technology company focused on anti-poaching, aerial operations and technology deployment in East Africa and Southern Africa. Worked with public-sector, conservation, aviation and private-sector stakeholders, including advisory work connected to government leadership in Tanzania and Zanzibar.

• Developed UAV-based anti-poaching and conservation technology concepts for challenging field environments.
• Coordinated with public-sector, conservation, aviation and private-sector stakeholders across East Africa and Southern Africa.
• Managed operational planning, field logistics, partner discussions, aviation-related risk awareness and cross-border business development.
• Operated in environments requiring discretion, trust, cultural awareness, structured decision-making and senior stakeholder communication.

Commercial UAV Pilot & Flight Instructor

UAV Industries Cape Town
Cape Town, South Africa / Remote Operations
December 2016 - December 2017

Worked as a commercial UAV pilot and commercial UAV flight instructor, operating and training in regulated aviation environments across commercial, remote and challenging field conditions. Delivered

approximately 4,000 hours of commercial instructor time, training pilots in UAV operations, flight procedures, safety protocols, mission planning, risk assessment and operational discipline.

• Trained commercial UAV pilots in operational procedures, safety protocols, flight planning, mission execution and risk assessment.
• Built deep experience in regulated aviation operations, procedural discipline and safety-first decision-making.
• Operated in remote and harsh environments requiring situational awareness, calm judgement and technical accuracy.
• Developed strong experience in training delivery, stakeholder confidence, regulatory awareness and disciplined execution under pressure.

Earlier Career

Earlier career includes business ownership, hospitality operations, international business development and entrepreneurial ventures across the United Kingdom, South Africa, Tanzania, Switzerland and the United States.

Education

Certificate in Humanities

The Open University
United Kingdom
2004

Completed as part of undergraduate study toward a Bachelor’s degree in Philosophy.

Languages

English: Native
German: Basic
Swahili: Basic conversational

Additional Information

Swiss resident based in Zurich. Available to transition into a full-time role in Switzerland for the right long-term opportunity. Big D Energy Drink is currently overseen at founder/shareholder level and can be structured to allow full commitment to a 100% role. GEEGEE AG is not currently operational and requires no day-to-day involvement.